November 29, 2005


     Mail Stop 4561
William A. Fitzgerald
Chairman and Chief Executive Officer
Commercial Federal Corporation
13220 California Street
Omaha, Nebraska 68154


      Re:	Commercial Federal Corporation
		Form 10-K for the period ended December 31, 2004
		File No. 1-11515

Dear Mr. Fitzgerald:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,



      Donald Walker
								Senior Assistant Chief
Accountant